

February 20, 2009

By U.S. Mail and Facsimile to: (678) 454-2282

Leland W. Brantley, Jr.
Chief Financial Officer
Crescent Banking Company
7 Caring Way
Jasper, GA 30143

   Re: Crescent Banking Company
     Preliminary Proxy Statement on Schedule 14A
     Filed February 12, 2009
     File No. 000-20251

Dear Mr. Brantley:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction to Proposals to be Voted On, page 4

1. Please discuss the rights, preferences and other material terms of the preferred stock to be issued in the Capital Purchase Program as compared to those of the convertible preferred stock to be issued in the private placement.

2.   Please disclose any specific plans or contracts that you may need to be modified in order to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Proposal 1: Amendment of Section 2.1 of the Articles of Incorporation to Authorize Additional Shares of Common Stock, page 10

3.   We note your general statement on page 11 regarding the dilutive effect an issuance of additional shares of common stock could have on existing shareholders. However, please revise your disclosure to specifically discuss the dilutive effect of the warrants and the convertible preferred stock you propose to issue in the contemplated transactions.

Pro Forma Financial Information, page 14

General

4.   Please revise your disclosure to separately present the pro forma adjustments made as a result of the issuance of the Series B preferred stock and the Capital Purchase Program preferred shares together with the related common stock warrants. Please present the adjustments of each issuance in a separate column so an investor may understand the individual effects each issuance will have on your operating results. Refer to Instruction 6 of Article 11-02(b).

Balance Sheet, page 15

5.   Please revise the pro forma balance sheet disclosures to show all major categories of assets, liabilities and shareholder's equity. In addition, each line item that is materially affected should be separately broken out. Refer to Article 11-02(b)(3).

6.   We note you utilize a discount rate of 9.73% for the preferred stock issued related to the Capital Purchase Program. Please tell us how you concluded that a discount rate of 9.73% is commensurate with what you could currently receive in the open marketplace.

7.   Please revise to disclose why a five year period is the appropriate timeframe over which to amortize the discount related to the Capital Purchase Program preferred shares (i.e. because it is the assumed effective life of the stock).

8.   We note that you assumed that you will utilize a portion of the proceeds to fund loan growth. Please limit your assumptions to those items that are factually supportable.

9.   Please clarify your disclosure in the 4th bullet point to this table. Please tell us how you concluded that the value of the warrants should be recorded at 15% of the exercise price.

Income Statement for the Period Ended December 31, 2007, page 16
Income Statement for the Period Ended September 30, 2008, page 17

10.   Please revise to disclose the assumption used to calculate the pro forma adjustment to your income tax expense.

11.   Please revise to disclose the assumed interest rate used to calculate the adjustment to your interest income.

12.   Please tell us how you have considered the dividends paid on the preferred stock related to the Capital Purchase Program and the Series B preferred stock in your pro forma basic and diluted earnings per share disclosure.

13.   Please revise to separately disclose the dividends accrued at the contractual rate of the preferred stock from the amounts attributable to the amortization of the discount.

14.   Please revise to disclose the effective yield of the preferred stock related to the Capital Purchase Program.

General Information, page 21

15.   Please revise the "Where You Can Find More Information" section to incorporate by reference only the information that is permitted to be incorporated by reference in a proxy statement on Schedule 14A. If necessary, revise the remainder of your filing to include any previously omitted information. See Note D and Item 13(b) to Schedule 14A.

16.   If the company does not satisfy the requirements of Item 13(b)(1) of Schedule 14A, please include a statement in the filing confirming that the company is delivering any information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3495 if you have questions regarding any matters relating to pro forma financial information. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

Kate McHale
Staff Attorney

cc: (facsimile only)
     Stephen R. Stone
     Alston & Bird LLP